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                             May 23, 2022

       Andrew P. Power
       President & Chief Financial Officer
       Digital Realty Trust, Inc.
       5707 Southwest Parkway, Building 1, Suite 275
       Austin, TX 78735

                                                        Re: Digital Realty
Trust, Inc.
                                                            Digital Realty
Trust, L.P.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-32336

       Dear Mr. Power:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 61

   1. We note your disclosure of results of operations includes a discussion of your stabilized and non-stabilized
portfolio. Please consider expanding your disclosure to include a discussion of the
changes to each portfolio from period to period including the additions, subtractions and
transfers between each category.
 Andrew P. Power
FirstName  LastNameAndrew   P. Power
Digital Realty Trust, Inc.
Comapany
May        NameDigital Realty Trust, Inc.
     23, 2022
May 23,
Page 2 2022 Page 2
FirstName LastName
2. Please consider expanding your disclosure to quantify all the factors that had a significant impact on operations from period to period. For example, we note that the completion of a global development pipeline, expansion into new markets in EMEA and property sales all contributed to the change in non-stabilized rental and other services revenue during the period. However, it does not appear that the impact of these items has been quantified in your MD&A.
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Capitalization of Costs, page 105

3. We note your disclosure that direct and indirect leasing costs associated with the acquisition of tenants are capitalized. Please tell us how determined it was appropriate to capitalize indirect costs. Reference is made to ASC Topic 842-10-30-9 through 10; and
         ASC Topic 842-30-25-10. In your response, tell us the amount of indirect costs capitalized in each period presented in your financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction